UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                For May 10, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  May 10, 2005

                                  NEWS RELEASE

                    PRECISION DRILLING CORPORATION ANNOUNCES
                       SHAREHOLDER APPROVAL OF STOCK SPLIT

CALGARY, ALBERTA, CANADA, May 10, 2005 - Further to the news release of March 10, 2005, Precision Drilling Corporation ("Precision") announces that its shareholders have approved the stock split of its Common Shares on a two for one basis at the Annual and Special Meeting of Shareholders held earlier today. The trading price of Precision's Common Shares has increased from $57.48 (US$44.80) on January 5, 2004 to $75.52 (US$62.80) on December 31, 2004. The trading price of the Common Shares continued to increase this year recently reaching a high of $98.14 (US$78.68) on April 26, 2005. The board of directors of Precision believes that the stock split will encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a board lot (100 Common Shares) more affordable.

Precision would like to announce minor changes in the timing of the implementation of the stock split. Subject to regulatory approval, each shareholder will receive one additional Common Share for each Common Share he or she holds on the record date for the stock split of May 20, 2005. Pursuant to the rules of the Toronto Stock Exchange, Precision's Common Shares will commence trading on a split basis at the opening of business on May 18, 2005, which is the second trading day preceding the record date. Also on May 18, 2005 Precision's Common Shares listed on the New York Stock Exchange ("NYSE") will commence trading with rights entitling holders to an additional Common Share for each Common Share held upon the commencement of trading of the Common Shares on a split basis on the NYSE. The trading of the Common Shares on a split basis on the NYSE will occur one day after the mailing of share certificates to registered holders of Precision's Common Shares. It is anticipated that share certificates representing the additional Common Shares resulting from the stock split will be mailed to registered common shareholders on or about May 31, 2005.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global contract drilling and oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and corporate subsidiary offices in Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 12,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

For further information: please contact Jan Campbell, Corporate Secretary, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax
(403) 264-0251; website: www.precisiondrilling.com.